EXHIBIT 11.1
RPM INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPUTATIONS OF EARNINGS
PER SHARE AND SHARE EQUIVALENTS
(Unaudited)
(In thousands, except per share amounts)

	Three Months Ended
	August 31,
	2006	2005
Shares Outstanding
For computation of basic earnings per share of common stock

Weighted average shares	117,467	116,542

Total shares for basic earnings per share	117,467	116,542

For computation of diluted earnings per share of common stock

Net issuable common share equivalents	2,691	2,686

Additional shares issuable assuming conversion of convertible securities	8,034	8,034

Total shares for diluted earnings per share	128,192	127,262

Net Income
Net income applicable to shares of common stock for basic earnings per share	$61,342	$49,961

Add: Income effect of contingently issuable shares	933	792

Net income applicable to shares of common stock for diluted earnings per share	$62,275	$50,753

Basic Earnings Per Share of Common Stock	$0.52	$0.43

Diluted Earnings Per Share of Common Stock	$0.49	$0.40

The accompanying notes to consolidated financial statements are an integral part of these statements.